DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM S
LONDON EC2V

15, AVENUE MAT
75008 PARI

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-4560

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


03024957


AUG 01 2003
1086

File No. 82-4939

August 1, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- First Half Numbers for 2003

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha /mw

Lillian R. Saldanha
Legal Assistant

dlw 8/6

Security reference 1057AMUF

GENERAL

VERSION 3.2.1

INFORMATION ABOUT:

HALF 1st **YEAR** 2003

I. IDENTIFICATION DETAILS OF ISSUER

Company name:
GRUPO FERROVIAL, S.A.

Business address:
CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID

Tax identification no.:
A-28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:

Nicolás Villén Jiménez, Chief Financial Officer, empowered by a deed granted before the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.

Signature:

CONTENT OF HALF-YEAR RESULTS
(mark the corresponding box with an X if affirmative)

		Individual	Consolidated
I. Identification details of issuer	0010	X	
II. Change in consolidated group	0020		X
III. Basis of presentation and valuation standards	0030	X	X
IV. Balance sheet	0040	X	X
V. Income statement	0050	X	X
VI. Breakdown of net revenues by activity	0060	X	X
VII. Number of employees	0070	X	X
VIII. Business performance	0080		X
IX. Dividends distributed	0090	X	

X. Significant events	0100	X	X
XI. Annex explaining significant events	0110	X	X
XII. Special auditors' report	0120		

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (19)

In the first half of 2003, the main changes in the consolidated group were as follows:

Concessions

- In March 2003, the consortium comprising Ferrovial Infraestructuras, S.A. (Ferrovial's concession subsidiary) and Irish construction company SIAC signed the N4/N6 Kinnegad Kilcock Motorway concession contract with Ireland's Transport Ministry and National Roads Authority.The 30-year concession represents a total planned investment of 400 million euros.

The N4/N6 motorway concession was awarded to Eurolink Motorway Operation Ltd, which was consolidated in June 2003. Grupo Ferrovial has a 93% stake (direct and indirect) through its subsidiary Ferrovial Infraestructuras, S.A.

- In May 2003, Grupo Ferrovial acquired the Belfast City Airport concession (Northern Ireland), through subsidiary Ferrovial Aeropuertos, S.A. Ferrovial paid 33.7 million euros to acquire 100% of Belfast City Airport Plc., which holds a 125-year concession to manage the airport (1989-2114). Of the total investment, 22.8 million euros came from Grupo Ferrovial and the remaining 10.9 million euros came from external debt.

Belfast City Airport Plc. was consolidated in June 2003.

Services

- In June 2003, Ferrovial acquired UK group Amey Plc., whose activities involve infrastructure maintenance (roads, railways and underground rail), facility management, and private financing and management of infrastructure and services for government under PFI (Private Finance Initiative) and PPP (Public Private Partnership) formulas.

At 30 June 2003, Ferrovial's stake amounted to 114.3 million euros, representing 97% of Amey's capital.
Although the investment was made in June, the stake could not be consolidated at the end of the month and was therefore booked in Grupo Ferrovial's consolidated balance sheet at 30 June 2003 as long-term investment securities under the financial investments heading.

For comparison purposes between the reported P&L account and workforce data, workforce data from the Amey Group were not included at 30 June 2003.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and

All the financial and accounting information included in this documentation was prepared in accordance with generally accepted accounting principles and the criteria required by current law.

The same principles and criteria used in Ferrovial's audited financial statements as at 31 December 2002 were applied.

Regarding the principles and criteria used in Ferrovial's audited financial statements as at 30 June 2002, there was a change in the way the financial expenses accrued during construction of toll roads are capitalized.

The change, included for the first time in the 3Q02 data, had no impact on group income – it was a simple reclassification of line-items in the income statement.

Until September 2002, financial expenses at some toll road concession subsidiaries were capitalized by crediting the "capitalized in-house work on fixed assets" item (revenue account) which is part of operating income in the income statement. Consequently, operating income was higher by that amount and the financial result was reduced by the same amount.

This distorted group operating income and the sales margin (in percentage terms) since they were both higher, but group net income was not affected.

IV. INDIVIDUAL COMPANY BALANCE SHEET

Units: Thousands of euros

ASSETS

		2003	2002
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I. Start-up expenses	0210		
II. Intangible assets	0220	824	467
II.1. Rights on leased assets	0221	978	
II.2. Other intangible assets	0222	-154	467
III. Tangible fixed assets	0230	8,504	8,701
IV. Long-term financial investments	0240	1,264,704	1,265,653
V. Own shares held for the long term	0250	39,750	46,569
VI. Long-term trade receivables	0255		
B) FIXED ASSETS (1)	0260	**1,313,782**	**1,321,390**
C) DEFERRED CHARGES (2)	0280	12	
I. Due from shareholders for called capital	0290		
II. Inventories	0300	1,243	847
III. Accounts receivable	0310	64,335	21,010
IV. Short-term financial investments	0320	786,341	161,632
V. Own shares held for the short term	0330		
VI. Cash	0340	955	18,533
VII. Accrual adjustments	0350	-202	257
D) CURRENT ASSETS	0360	**852,672**	**202,279**
TOTAL ASSETS (A + B + C + D)	0370	**2,166,466**	**1,523,669**

LIABILITIES

		2003	2002
I. Subscribed capital	0500	140,265	140,265
II. Reserves	0510	744,579	472,252
III. Prior years' results	0520		
IV. Period results	0530	121,094	68,561
V. Interim dividends paid in the year	0550		
A) SHAREHOLDERS' EQUITY	0560	**1,005,938**	**681,078**
B) DEFERRED REVENUES (3)	0590	0	0
C) PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	330	8,230
I. Issue of bonds and other marketable securities	0610		
II. Payable to credit institutions	0615	597	
III. Payable to group and associated companies	0620		
IV. Long-term trade payables	0625		
V. Other long-term payables	0630	189,197	125,000
D) LONG-TERM DEBT	0640	**189,794**	**125,000**
I. Issue of bonds and other marketable securities	0650		
II. Payable to credit institutions	0655	1,130	34,534
III. Payable to group and associated companies	0660	1,064,999	657,825

	Code		
IV. *Trade payables*	0665	13,713	3,466
V. Other short-term payables	0670	-109,423	13,347
VI. Accrual adjustments	0680	-37	2
E) CURRENT LIABILITIES (4)	0690	**970,382**	**709,174**
F) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EX	0695	22	187
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**2,166,466**	**1,523,669**

V. INDIVIDUAL COMPANY INCOME STATEMENT

Units: Thousands of euros

		2003 Amount	2003 %	2002 Amount	2002 %
+ Net revenues (5)	0800	32,106	100.00%	19,918	100.00%
+ Other revenues (6)	0810	17	0.05%	31	0.16%
+/- Change in finished product and product-in-process inventories	0820		0.00%		0.00%
= TOTAL PRODUCTION VALUE	0830	**32,123**	100.05%	**19,949**	100.16%
- Net purchases	0840	-552	-1.72%	-811	-4.07%
+/- Change in merchandise, raw material and other consumable inventories	0850		0.00%		0.00%
- External and operating expenses (7)	0860	-21,841	-68.03%	-9,539	-47.89%
= ADJUSTED ADDED VALUE	0870	**9,730**	30.31%	**9,599**	48.19%
+/- Other expenses and revenues (8)	0880		0.00%		0.00%
- Personnel expenses	0890	-9,336	-29.08%	-9,668	-48.54%
= GROSS OPERATING PROFIT	0900	**394**	1.23%	**-69**	-0.35%
- Depreciation and amortization	0910	-961	-2.99%	-731	-3.67%
- Reversion Fund provision	0915		0.00%		0.00%
+/- Change in working capital provisions (9)	0920	79	0.25%		0.00%
= NET OPERATING PROFIT	0930	**-488**	-1.52%	**-800**	-4.02%
+ Financial revenues	0940	133,422	415.57%	71,137	357.15%
- Financial expenses	0950	-12,981	-40.43%	-4,073	-20.45%
+ Capitalized interest and exchange differenc	0960		0.00%		0.00%
+/- Amortization and financial provisions (10)	0970		0.00%		0.00%
= PROFIT ON ORDINARY ACTIVITIES	1020	**119,953**	373.62%	**66,264**	332.68%
+/- Results from intangible and tangible fixed assets and control portfolio (11)	1021	21	0.07%		0.00%
+/- Change in provisions for intangible and tangible fixed assets and control portfolio (12)	1023		0.00%	-4,153	-20.85%
+/- Results from transactions with own shares and bonds (13)	1025	1,685	5.25%	12,413	62.32%
+/- Prior years' results (14)	1026	-704	-2.19%		0.00%
+/- Other extraordinary items (15)	1030		0.00%	-2,771	-13.91%
= PROFIT BEFORE TAXES	1040	**120,955**	376.74%	**71,753**	360.24%

+/- Corporate income taxes and other	1042	139	0.43%	-3,192	-16.03%
= PERIOD PROFIT	1044	**121,094**	377.17%	**68,561**	344.22%

IV. CONSOLIDATED GROUP BALANCE SHEET

Units: Thousands of euros

ASSETS		2003	2002
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200	7,361	8,730
I. Start-up expenses	1210	11,246	8,979
II. Intangible assets	1220	152,144	154,371
II.1. Rights on leased assets	1221	5,439	5,123
II.2. Other intangible assets	1222	146,705	149,248
III. Tangible fixed assets	1230	5,247,462	4,823,310
IV. Long-term financial investments	1240	986,578	802,566
V. Controlling company shares held for the long term	1250	42,699	53,328
VI. Long-term trade receivables	1255		
B) FIXED ASSETS (1)	1260	**6,440,129**	**5,842,554**
C) GOODWILL IN CONSOLIDATION (2)	1270	357,443	357,714
D) DEFERRED CHARGES (2)	1280	1,091,059	810,905
I. Due from shareholders for called capital	1290		
II. Inventories	1300	1,386,886	1,101,433
III. Accounts receivable	1310	2,103,239	1,849,695
IV. Short-term financial investments	1320	432,080	832,955
V. Controlling company shares held for the short term	1330		
VI. Cash	1340	203,047	373,480
VII. Accrual adjustments	1350	71,751	62,472
E) CURRENT ASSETS	1360	**4,197,003**	**4,220,035**
TOTAL ASSETS (A + B + C + D + E)	1370	**12,092,995**	**11,239,938**

LIABILITIES		2003	2002
I. Subscribed capital	1500	140,265	140,265
II. Reserves at controlling company	1510	747,635	472,252
III. Reserves at consolidated companies (16)	1520	624,706	534,760
IV. Translation differences (17)	1530	-68,233	-20,092
V. Results attributed to controlling company	1540	137,262	327,642
VI. Interim dividends paid in the year	1550		
A) SHAREHOLDERS' EQUITY	1560	**1,581,635**	**1,454,827**
B) MINORITY INTERESTS	1570	823,361	770,344
C) NEGATIVE DIFFERENCE IN CONSOLIDATION	1580	5,826	8,327
D) DEFERRED REVENUES (3)	1590	76,819	55,832
E) PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600	304,803	249,429
I. Issue of bonds and other marketable securities	1610	3,058,187	3,255,867
II. Payable to credit institutions	1615	1,777,059	1,320,394
III. Long-term trade payables	1625	539,824	463,138

IV. Other long-term payables	1630	6,178	619
F) LONG-TERM DEBT	1640	**5,381,248**	**5,040,018**
I. Issue of bonds and other marketable securities	1650	311,886	87,864
II. Payable to credit institutions	1655	192,891	405,916
III. Trade payables	1665	2,580,152	2,346,225
IV. Other short-term payables	1670	629,717	581,816
V. Accrual adjustments	1680	36,922	88,111
G) CURRENT LIABILITIES (4)	1690	**3,751,568**	**3,509,932**
H) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXP	1695	167,735	151,229
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**12,092,995**	**11,239,938**

V. CONSOLIDATED GROUP INCOME STATEMENT

Units: Thousands of euros

	Code	2003 Amount	2003 %	2002 Amount	2002 %
+ Net revenues (5)	1800	2,408,551	100.00%	2,312,469	100.00%
+ Other revenues (6)	1810	24,493	1.02%	39,265	1.70%
+/- Change in finished product and product-in-process inventories	1820	246,279	10.23%	85,046	3.68%
= TOTAL PRODUCTION VALUE	1830	**2,679,323**	111.24%	**2,436,780**	105.38%
- Net purchases	1840	-680,620	-28.26%	-515,006	-22.27%
+/- Change in merchandise, raw material and other consumable inventories	1850	-90,241	-3.75%	-29,081	-1.26%
- External and operating expenses (7)	1860	-1,152,749	-47.86%	-1,261,610	-54.56%
= ADJUSTED ADDED VALUE	1870	**755,713**	31.38%	**631,083**	27.29%
+/- Other expenses and revenues (8)	1880		0.00%		0.00%
- Personnel expenses	1890	-399,770	-16.60%	-328,664	-14.21%
= GROSS OPERATING PROFIT	1900	**355,943**	14.78%	**302,419**	13.08%
- Depreciation and amortization	1910	-41,423	-1.72%	-31,152	-1.35%
- Reversion Fund provision	1915	-12,676	-0.53%	-8,844	-0.38%
+/- Change in working capital provisions (9)	1920	-23,527	-0.98%	-20,037	-0.87%
= NET OPERATING PROFIT	1930	**278,317**	11.56%	**242,386**	10.48%
+ Financial revenues	1940	26,084	1.08%	35,337	1.53%
- Financial expenses	1950	-54,441	-2.26%	-71,939	-3.11%
+ Capitalized interest and exchange differences	1960		0.00%		0.00%
+/- Amortization and financial provisions (10)	1970		0.00%		0.00%
+/- Translation differences (18)	1980		0.00%		0.00%
+/- Results at equity-accounted affiliates	1990	-509	-0.02%	11,437	0.49%
- Amortization of goodwill in consolidation	2000	-11,132	-0.46%	-13,220	-0.57%
+ Reversal of negative differences in consolidation	2010	35	0.00%		0.00%
= PROFIT ON ORDINARY ACTIVITIES	2020	**238,354**	9.90%	**204,001**	8.82%
+/- Results from intangible and tangible fixed assets and control portfolio (11)	2021	3,828	0.16%	388,793	16.81%
+/- Change in provisions for intangible and tangible fixed assets and control portfolio (12)	2023	30	0.00%	6	0.00%
+/- Results from transactions with own shares and bon	2025	1,685	0.07%	13,275	0.57%
+/- Prior years' results (14)	2026	-2,264	-0.09%	-3,328	-0.14%

+/- Other extraordinary items (15)	2030	-206	-0.01%	-158,771	-6.87%
= PROFIT BEFORE TAXES	2040	**241,427**	10.02%	**443,976**	19.20%
+/- Corporate income taxes	2042	-73,635	-3.06%	-138,989	-6.01%
= PERIOD PROFIT	2044	**167,792**	6.97%	**304,987**	13.19%
+/- Profit attributed to minority interests	2050	-30,530	-1.27%	22,655	0.98%
= PERIOD PROFIT ATTRIBUTED TO CONTROLLING COMPA	2060	**137,262**	5.70%	**327,642**	14.17%

VI. BREAKDOWN OF NET REVENUES BY ACTIVITY

ACTIVITY		INDIVIDUAL 2003	INDIVIDUAL 2002	CONSOLIDATED 2003	CONSOLIDATED 2002
Construction	2100	13,658	2,235	1,663,889	1,712,798
Real estate	2105			380,527	316,609
Concessions	2110			239,806	203,646
Services	2115			194,181	156,505
Other & adjustments	2120	18,448	17,683	-69,852	-77,089
	2125				
	2130				
	2135				
	2140				
Completed construction pending certificatio	2145			342,874	379,725
Total net revenues	2150	**32,106**	**19,918**	**2,408,551**	**2,312,469**
Spanish market	2160	32,106	19,918	1,889,431	1,703,490
Exports to: European Union	2170			136,451	137,753
OECD	2173			273,069	312,916
Other countries	2175			109,600	158,310

(*) To be completed only by construction companies

VII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

		INDIVIDUAL 2003	INDIVIDUAL 2002	CONSOLIDATED 2003	CONSOLIDATED 2002
TOTAL EMPLOYEES	3000	183	176	28,501	28,134



VIII. BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

Information regarding business performance is in the attached .pdf file.

Information about transactions with related companies (Article 37 of Law 44/2002)

Before specifying the operations carried out to June 2003, operations with related companies were not significant and all operations were performed under market conditions.

a) Operations with significant shareholders:

- Facility management services provided, amounting to 187,000 euros
- Receivables amounting to 53,000 euros, for facility management services provided in 2002

b) Directors of Grupo Ferrovial, S.A. and companies in which they hold an executive office:

- Services received with regard to ordinary hotel activity, amounting to 36,000 euros
- Facility maintenance services provided, amounting to 16,000 euros
- Bank intermediation services amounting to 41,000 euros
- Credit lines and loans from financial institutions amounting to 83,000 euros
- Guarantees from financial institutions amounting to 30 million euros, of which 27 million euros available at June 2003
- Proceeds and payments from financial institutions amounting to 49 million euros and 14 million euros, respectively.

c) Operations with members of the Steering Committee and executives immediately accountable to the Chairman and CEO of Grupo Ferrovial, S.A. in the period.

- Proceeds from home sales amounting to 263,000 euros



IX. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount ('000s euros)
1. Ordinary shares	3100	46.1	0.47	64,628
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends

See Annex on following page (G-8b)

X. SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		X
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		X
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)	3220	X	
4. Increase and decrease in share capital or securities value	3230		X
5. Issuance, redemption or cancellation of debt securities	3240		X
6. Change in Directors or Board of Directors	3250	X	
7. Amendments to the Company Bylaws	3260	X	
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group	3280		X
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		X
11. Bankruptcy, protection from creditors, etc.	3310		X
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		X
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		X
14. Other significant events	3340		X

(*) *Mark the corresponding box with an X; if affirmative, include* annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distributed dividends (interim, supplementary, etc.)

On 21 March 2003, the Grupo Ferrovial Shareholders' Meeting approved the distribution of a supplementary dividend of 0.47 euros per share, charged to 2002 results, amounting to 64,628,196.17 euros, excluding own shares held at the time of the Meeting.
The dividend was paid in May 2003.

In October 2002, a dividend payment of 0.20 euros per share was approved, charged to 2002 fiscal year results. This dividend was paid as of 15 November 2002 and amounted to 27,501,360.20 euros, excluding own shares on that date.

Thus the total distributed dividend charged to 2002 results was 0.67 euros per share.

XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

1. On 21 March 2003, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the 2002 financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group.

- Application of the 2002 results and the distribution of a dividend of 0.67 euros per share paid out of 2002 income which, after deducting the interim dividend already distributed from profit, amounted to 0.47 euros per share, effective 12 May 2003.

- Approval of the Board of Directors' conduct of business in 2002.

- Re-appointment of the directors Rafael del Pino y Calvo-Sotelo, José María Pérez Tremps, Santiago Eguidazu Mayor, Juan Arena de la Mora and the entity Portman Baela, S.L. Appointment of entity Casagrande de Cartagena, S.L. as director and ratification of appointment of Gabriele Burgio, nominated by co-option.

- Appointment of PriceWaterhouse Coopers Auditores, S.L. as the auditor of the company and its consolidated group for a period of three years.

- Amendment to the Corporate Bylaws to introduce the Audit and Control Committee Regulation.

- Authorization so that the Board of Directors can oblige its members to dedicate all or part of the remuneration they receive as Board members to the purchase of company shares.

2. On 16 April 2003, *Ferrovial Servicios, wholly owned by Grupo Ferrovial, S.A., announced its intention to bid for* 100% of AMEY PLC, listed on the London Stock Exchange. The total value of the 100% bid was equivalent to 117.7 million euros. The bid was presented on 25 April and was declared unconditional on 29 May. Ferrovial currently owns more than 98% of AMEY.

3. Ferrovial Aeropuertos, wholly owned by Grupo Ferrovial, S.A, acquired 100% of Belfast City Airport Plc, which holds the airport operating concession, for 49.3 million euros (of which 33.7 million euros represent the financial investment and the remaining amount the concession company's exisiting debt).

The foregoing significant events were filed with the CNMV on 27 February, 21 and 25 March, 16 April, and 23 and 29 May.

XII. SPECIAL AUDITORS' REPORT

(This section must only be completed in the information relating to the first half of the year following the latest closed audited year and shall be applicable to issuers which, in accordance with section 13 of the Ministerial Order dated 18 January 1991, are required to present a special auditors' report, when the audit report on the financial statements of the year immediately before had denied an opinion or contained an adverse or qualified opinion. It should mention that the special auditors' report is attached as an annex to the half-year information and reproduces the information or statements made by the company directors about the updated situation of the qualifications included by the auditor in his report on the financial statements of the previous year and which, in accordance with the applicable technical audit standards, was used as the basis for preparing the aforementioned special report).

INSTRUCTIONS FOR COMPLETING THE HALF-YEARLY REPORT (GENERAL)

- The required monetary amounts must be expressed in thousands of euros, without any decimals and rounded off, unless otherwise stated.

- Negative amounts must be expressed with a minus sign (-) in front of the number.

- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.

- The information provided under Business Performance must enable investors to form an opinion, being fully informed, regarding the company's activity and the results obtained in the relevant period, as well as the company's financial situation and other essential information regarding the general progress of the company's activities.

- Definitions:

(1) The various items which constitute Fixed assets must be presented net of accumulated depreciation and amortization, and net of provisions.

(2) Deferred charges must include debt securitization expenses (expenses from issue and amendment of fixed-income securities, and securitization of debts which include those from public deed, taxes, preparation of securities and similar), deferred interest expenses on marketable securities (the difference between the redemption value and the issue price of fixed-income securities and other similar liabilities) and deferred interest expenses (the difference between the redemption value and the amount received from debts other than those represented by fixed-income securities). Electricity sector companies must also include electricity industry Accrual Accounts under this heading.

(3) Deferred revenues must include capital subsidies, positive exchange rate differences, revenues from deferred interest (interest incorporated in the nominal value of loans granted for trade, whose contribution to results must be made in future years) and other deferred revenues.

(4) Those debts with maturities under 12 months must be reclassified as current liabilities under the corresponding item.

(5) Net revenues must comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.

(6) The Other revenues item shall include sundry operating revenues, company fixed-asset transations (excluding capitalized interest and exchange differences) and operating subsidies (excluding capital subsidies transferred to period results).

(7) The External and operating expenses item must include:
* Transactions by other companies, outside services (leases, repairs, transport, insurance, energy, etc.), taxes (other than income tax) and other management expenses.

* Provisions for contingencies and operating expenses (major repair work, etc., excluding provision for pensions and similar obligations, which must be registered under employee expenses).

(8) Other expenses and revenues must include profits or losses relating to non-managerial investors in the operations regulated under Articles 239 to 243 of the Commercial Code and from similar joint ventures.

(9) Change in working capital provisions will include sums booked in the period, net of overprovisions and reversals, for reversible depreciation of stocks and customer and other receivables. This item will also include final bad debts of customers and others.

reversals, for reversible depreciation of stocks and customer and other receivables. This item will also include final bad debts of customers and others.

(10) Amortization and financial provisions will include sums booked in the period, net of overprovisions and reversals, for reversible depreciation of marketable securities (excepting those which correspond to holdings in the capital of group companies or affiliates) and other marketable securities and in non-trade loans, both short- and long-term.

(11) Results from intangible and tangible fixed assets and control portfolio will include profits and losses arising from disposal of intangible and tangible fixed assets and long-term holdings in group companies, multigroup companies or affiliates, or total or partial removal from inventory due to losses caused by irreversible depreciation of these assets.

(12) Change in provisions for intangible and tangible fixed assets and control portfolio will include provisions booked in the period, net of overprovisions and reversals, for reversible depreciation of tangible assets and reversible amortization of intangible assets, as well as long-term holdings in group companies or affiliates.

(13) Results from transactions with own shares and bonds will include profits or losses arising from the amortization of bonds or the disposal of shares and bonds issued by the company.

(14) Prior years' results will include material prior years' earnings which, given their materiality, cannot be booked as such.